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EXHIBIT 1.


April 4, 2001

Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Spatialight, Inc. and, under the date of March 25, 2000, we reported on the consolidated financial statements of Spatialight, Inc. as of and for the year ended December 31, 1999. On March 13, 2001, our appointment as principal accountants was terminated. We have read Spatialight, Inc's statements included under Item 4 of its Form 8-K dated March 20, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Spatialight, Inc.'s statement that the change was approved by the audit committee of the board of directors and except that we are not in a position to agree or disagree with Spatialight, Inc's statement that they engaged BDO Seidman, LLP as their new independent accountants as of March 13, 2001.



Very truly yours,

KPMG LLP